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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 50450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTROCK CAPITAL MGMT INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

754, CHESTNUT RIDGE ROAD
(No. and Street)

CHESTNUT RIDGE, NEW YORK - 10977
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RABINDRA N BHATTACHARYA 845-371-8806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIANFRANCO RICCIADRELLA, CPA, PC
(Name – *if individual, state last, first, middle name*)

129 MAIN STREET, IRVINGTON, NEW YORK - 10533
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/13

OATH OR AFFIRMATION

I, RABINDRA N BHATTACHARYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTROCK CAPITAL MANAGEMENT INC, as of DECEMBER, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

Notary Public

EMILIA CHIODO
NOTARY PUBLIC, State of New York
No. 27-4643959
Qualified in Orange County
Commission Expires 8-31-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK CAPITAL MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2012

WESTROCK CAPITAL MANAGEMENT, INC.
TABLE OF CONTENTS
DECEMBER 31, 2012

Gianfranco Ricciardella, CPA, P.C.
129 Main St.
Irvington, NY 10533
Tel: 914-591-3295 Fax: 914-231-5990

Board of Directors
Westrock Capital Management, Inc.:

In planning and performing our audit of the financial statements of Westrock Capital Management, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gianfranco Ricciardella CPA, P.C.
February 21, 2013

Gianfranco Ricciardella, CPA, P.C.
129 Main St.
Irvington, NY 10533
Tel: 914-591-3295 Fax: 914-231-5990

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westrock Capital Management, Inc.

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gianfranco Ricciardella CPA, P.C.
February 21, 2013

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 17,070
Due from clearing broker	18,105
Securities owned at fair market value	364,098
Deposit held by broker	15,000
Other assets	685
Capitalized assets, net of accumulated depreciation and amortization of $146,443	52,488
Total Assets	$ 467,446

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses and accounts payable	$ 4,568
Due to broker	203,141
Note payable	22,085
Total Liabilities	$ 229,794
Stockholder's Equity	
Capital stock – No par value, $250 stated value	
Authorized – 1,000 shares	
Issued and outstanding – 40 shares	10,000
Additional paid-in capital	146,976
Retained Earnings	80,676
Total Stockholder's Equity	237,652
Total Liabilities and Stockholder's Equity	$ 467,446

See auditor's report. The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions and fees	$ 167,601
Interest and dividends	7,727
Trading income on firm securities	41,425
Total Revenues	$ 216,753
Expenses:	
Clearing and regulatory charges	$ 44,374
Payroll and related expenses	16,322
Office and other expenses	109,733
Total Expenses	170,429
Net Income	$ 46,324

See auditor's report. The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Stock At Stated Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 01, 2012	$10,000	$ 146,976	$ 42,255	$ 199,231
Capital contributions	-		-	-
Capital withdrawals	-	-	(7,903)	(7,903)
Net Loss			46,324	46,324
Balance, December 31, 2012	$10,000	$ 146,976	$ 80,676	$ 237,652

See auditor's report. The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows From Operating Activities:	
Net Income	$ 46,324
Adjustment to Net Income:	
Depreciation and amortization	9,071
Changes in assets and liabilities:	
Due from broker	(10,236)
Decrease in prepaid Expenses	109
Due to Broker	869
Accrued expenses and accounts payable	603
Net Cash provided by Operating Activities	$ 46,740
Cash Flows From Investing Activities:	
Purchase of equipment	$ (1,242)
Investments at fair market value	(63,526)
Increase in Margin Liability	25,417
Net Cash provided by Investing Activities	$ (39,351)
Cash Flows From Financing Activities:	
Bank loans payable	$ (7,980)
Capital Withdrawals	(7,903)
Net Cash Used by Financing Activities	$ (15,883)
Net change in cash and cash equivalents	$ (8,494)
Cash and cash equivalents, beginning of year	40,563
Cash and cash equivalents, end of year	$ 32,069

See auditor's report. The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 – Organization and Nature of Business:

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 – Summary of Significant Accounting Policies:

(a) Securities transactions, commissions and related clearing expenses are recorded in the accounts on a trade date basis.

(b) For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash-equivalent. Also on the statement of cash flows, deposit held by broker is considered a cash equivalent.

(c) The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Capitalized assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

(e) Securities owned are carried at fair value based on quoted market prices. Dividends and interest are recorded on the accrual basis. Securities transactions are recorded on a trade date basis. Unrealized and realized gains and losses are reported on a net basis.

Note 3 – Capitalized Assets:

A schedule of this account is as follows:

Furniture and equipment	$ 87,579
Leasehold improvements	111,352
	198,931
Less: accumulated depreciation and amortization	(146,442)
	$ 52,489

Depreciation and amortization expenses of $9,071 is included as part of other expenses.

Note 4- Income Taxes:

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. As a result, taxes on the corporation's earnings are not provided, as they are the responsibility of the Company's owners.

Note 5 – Net Capital Requirements:

As a member of the Financial Industry Regulatory Authority, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2012, the corporation's ratio of aggregate indebtedness to net capital was 23.83% and its net capital was $121,343 compared with a net capital requirement of $5,000.

Note 6 – Commitments and contingencies:

The company is committed to a lease of an office building, which is owned by the Company's shareholders through December 2013.

The rent expense of $48,000 is reported in Office and other expenses.

Note 7 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2012, the Company provided services to 10 major customers, resulting in revenues of approximately 90% of the Company's total revenues.

Note 8 - Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $15,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 9 - Line of Credit:

Westrock had a revolving line of credit of $100,000 with Wells Fargo Bank, the successor to Wachovia Bank and First Union Bank, at an interest rate of 3.75%. At December 31, 2012 the balance due was $22,085 as compared to $27,027 due in December 31, 2011. Wachovia cancelled the line of credit and called back the entire amount due to them even though Westrock was never late in making its monthly payments. Westrock has complained to Controller of Currency about Wells Fargo's abusive behavior. According to Westrock loan amount outstanding with Wells Fargo is much less (approximately $19,000). The matter is currently under review both by Wells Fargo bank and Controller of Currency. See Note 12 - Subsequent Events.

Note 10 – Contingencies:

Legal Matter:

The Company is a defendant in a litigation brought by Wells Fargo Bank. This case is one at law for the recovery of a sum stated based upon a promissory note or notes alleged to have been executed on behalf of the defendants evidencing a loan/line of credit issued to Westrock Capital Management, Inc. by First Union Bank, predecessor to

Note 10 - Contingencies (continued):

Wachovia Bank and Wells Fargo bank. Defendant Westrock and its management alleged to have borrowed the monies in question, while defendant Westrock and its management is alleged to have guaranteed the repayment of amounts borrowed under the loan/line of credit. Plaintiff seeks judgment in the amount of $28,172.17 plus interest thereon at a rate of 3.75 per annum from March 14, 2011 and all costs and expenses, including attorney's fees, costs and disbursements.

Management's Position:

Westrock and its management admit that the money alleged to be due and owing under the lawsuit are owed pursuant to a promissory note(s). Westrock's position is that it has not been properly credited for payments made on said loan for the period of April 2011 up to December 2012. Management's current strategy in this matter is to attempt to negotiate a settlement of the action involving a proper accounting of payments made by Westrock and a renegotiation of the term of the loan/line of credit. In the event that settlement is not possible, Westrock has indicated a willingness to litigate the matter to its conclusion.

Evaluation of Likelihood of an Unfavorable Outcome:

Based upon its acknowledgment of the debt owed, it is unlikely that Westrock will prevail in this matter if it is litigated to its conclusion. Westrock does have evidence of payments in the amount of $11,000 that have not been properly credited towards the amount alleged to be owed. Application of these payments to the account would reduce possible liability to approximately $17,000 plus interest. Management does not know the likelihood of any amount that might be awarded for legal fees, costs and disbursements.

In addition to partial payment as a defense, in the event that this matter is not settled, there do remain questions concerning ownership of the promissory note(s) evidencing the loan/line of credit with regards to how ownership of the note(s) was transferred and whether it was properly and legally done. Such questions are a matter for the discovery phase of any continuing litigation should negotiation of a settlement prove impossible.

Note 11- Major Expenses included in Other Expenses:

Rent	$48,000
Travel	13,494
Insurance	9,396
Depreciation	9,071
State & Local Taxes	7,534

Note 12 – Subsequent Events:

On January 14, 2013, Westrock and its management had filed a counterclaim against Wells Fargo Bank.

On February 21, 2013, Wells Fargo agreed to settle this matter for the balance of $16,172.17, over 60 months, at the interest rate of 3.75% annum. The monthly payment will be in the amount of $296.01.

SCHEDULE I

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2012

Total stockholders' equity from statement of financial condition	$ 237,652
Deductions and/or Charges:	
Total non-allowable assets from statement of financial condition	(52,488)
Other Assets	(685)
Haircuts on firm investments including undue concentrations	(63,136)
Net Capital	$ 121,343
Minimum net capital required on aggregate indebtedness	$ 1,928
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$ 116,343
Total A.I. liabilities from statement of financial condition	$ 28,915
Ratio: Aggregate indebtedness to net capital	23.83 %

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2012

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k) (2) (ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE
III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d) (4)
DECEMBER 31, 2012

There were no material adjustments from the initial fourth quarter Focus Part IIA report as filed.